

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2012

Via E-mail
Mr. Eric Emans
Chief Financial Officer
Blucora, Inc.
601 108th Avenue
Bellevue, WA 98004

> **Re: Blucora, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 10, 2012**
> **File No. 000-25131**

Dear Mr. Emans:

We have reviewed your letter dated June 20, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 7, 2012.

Form 10-K for Fiscal Year Ended December 31, 2011

Note 5. Stockholders' Equity, page 71

1.   With regards to the information provided in your response to prior comment 2, please explain further the following:

- How you determined that the CIG warrant met the scope requirements of ASC 505-50-15 at issuance. In this regard, please describe the goods or services provided by CIG (or Mr. Synder) in exchange for this warrant and tell us over what period(s) such services will be performed;

- Your response refers to a counterparty performance condition. Identify the counterparty to whom you are referring and the specific performance condition/obligation;
- Why you believe the provision to extend the expiration date of the warrant based on the <u>company's</u> performance obligation scopes you into the guidance in ASC 505-50; and
- How you considered the terms of the warrant in determining that classification as equity (as opposed to a liability) was appropriate and provide the specific guidance you relied upon.

<u>Form 10-Q for Fiscal Quarter Ended March 31, 2012</u>

<u>Notes to the Condensed Consolidated Financial Statements</u>

<u>Note 2. Summary of Significant Accounting Policies, page 6</u>

2.   We note your responses to prior comments 4, 5 and 6; however, it is unclear how you allocate revenue to the e-mail or phone taxpayer support services, which you describe as a separate element in response to comment 4, and when such revenue is recognized. We also note from your response to comment 6 that revenue from support services is recognized ratably over the period in which the returns are expected to be filed, however, this policy appears to apply to the unlimited e-file option that is available with your professional tax preparation software product. Tell us whether users have access to all e-mail or phone support services prior to making any payment. Further, assuming you recognize revenue from the entire arrangement when purchased and do not allocate any portion of the fee to e-mail or phone taxpayer support services, as you appear to imply in your response to comment 5, please tell us how you determined that this is appropriate and revise your disclosures in future filings to clarify your policy.

3.   We note from your disclosures on page 17 that the deluxe version of your tax preparation services include ancillary services such as data archiving. Describe further these data archiving services and tell us the average term over which you provide such services. Also, tell us how you determined that it is appropriate to recognize revenue upon the receipt of payment for these ancillary services.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief